SECURIT 15027326 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/14 (MM/DD/YY) AND ENDING 5/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison (City) WI (State) 53718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kim L. Tredinnick 608-240-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd., Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kim L. Tredinnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BONNIE M SWANSON
Notary Public
Minnesota
My Commission Expires January 31, 2020

Kim L. Tredinnick
Signature

Chief Financial Officer
Title

Bonnie M Swanson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Statement of Financial Condition

As of and for the Year Ended May 31, 2015

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

FROST™
RUTTENBERG & ROTHBLATT P.C.
ACCOUNTANTS • CONSULTANTS

Report on Independent Registered Public Accounting Firm

Board of Directors
Baker Tilly Capital, LLC

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Frost, Ruttenberg & Rothblatt, P.C.

July 28, 2015
Deerfield, Illinois

WE COUNT. YOU MATTER.®

111 S. Pfingsten Road • Suite 300 • Deerfield, IL 60015 • 847.236.1111 • www.frrCPAs.com

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 1,450,869
Accounts receivable, net of an allowance of $60,000 as of May 31, 2015	568,750
Unbilled receivables	1,148,000
Accounts receivable from related party	965,535
Prepaid expenses	1,034
Total Current Assets	4,134,188
TOTAL ASSETS	$ 4,134,188

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ -
MEMBER'S EQUITY	4,134,188
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,134,188

See notes to financial statements.

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are fees from private investment banking activities, including mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. Effective June 1, 2014, revenues are also realized from activities related to New Market Tax Credit ("NMTC") transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from investment banking activities that are on a contingent fee or fixed fee basis at the time of closing of the related transaction or at the time that all related services required by the Company to complete the transaction have been provided. Revenue from engagements completed on a time and material basis are recognized at the time service is rendered. Commissions from sales of mutual funds, municipal funds (Section 529 College Saving Plans) and insurance products are recognized at the time of sale of the product.

The Company recognizes revenues from NMTC Application success fees when the following criteria are met: 1) the Company has a contract in place for NMTC application services and the client has been awarded an allocation of NMTCs based on the Company's assistance; 2) the contract does not require any substantive additional services from the Company to earn its fee; 3) a Qualified Equity Investment has closed; and 4) payments on the amount owed to the Company for application success fees are due to it upon closing a Qualified Equity Investment.

For assistance with placing NMTC allocations with a Qualified Low Income Community Investment, fees are contingent upon closing of the project and are recognized when the closing has occurred.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $1,144,000 at May 31, 2015. Management believes that the Company is not exposed to any significant credit risk on cash.

NOTE 2 - Significant Accounting Policies (cont.)

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2015, $60,000 was established for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $199,260 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2015.

Unbilled Receivables

Unbilled receivables represent amounts earned on New Market Tax Credit consulting engagements under the Company's revenue recognition policy discussed above for services rendered which have not yet been invoiced to the client as of the end of the year. These amounts are all expected to be invoiced and collected within the Company's current operating cycle.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2015, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable and accounts receivable or payable to related party. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through July 28, 2015, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 3 - Related-Party Transactions

Baker Tilly does not charge the Company for administrative duties performed by Baker Tilly on the Company's behalf. In addition, the Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf. In addition, Baker Tilly has paid for subcontractor costs in connection with various projects completed by the Company in the amount of $606,478 that were not reimbursed by the Company and were accounted for as additional capital contributions to the Company.

At May 31, 2015, the Company had accounts receivable of $965,535 due from Baker Tilly. The majority of amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company.

NOTE 4 - Curtis Securities, LLC

On October 1, 2014, Baker Tilly merged in the firm of ParenteBeard LLC (ParenteBeard).

Curtis Securities (Curtis) was a broker/dealer wholly owned by ParenteBeard. Curtis filed Form BD-W to withdraw its registration with the SEC on September 30, 2014. FINRA also approved Curtis' withdrawal from membership later on in 2014. Registered Representatives of Curtis became Registered Representatives of the Company effective October 1, 2014.

As a result of the merger, the following assets were allocated to the Company:

Cash	$ 74,576
Prepaid expenses	1,706
Prepaid capital stock tax	2,476
Total	$ 78,758

No liabilities were assumed by the Company. No intangible assets were involved in the merger or allocated to the Company. The assets allocated to Baker Tilly Capital were credited to Member's Equity as of the merger date.

Twelve client engagements originally entered into by Curtis prior to October 1, 2014 that remained incomplete as of October 1, 2014 were assigned, by positive written client consent to the Company. Transactions related to Curtis have been reported in the financial statements as of October 1, 2014.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2015, the Company had net capital of $1,450,869 which was correspondingly $1,445,869 in excess of its required net capital of $5,000. At May 31, 2015, the Company's net capital ratio was 0.00 to 1.00.

NOTE 6 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 7 - Concentration of Revenue

One customer accounted for approximately 11 percent of total revenue for the year ended May 31, 2015.

an independent member of
BAKER TILLY
INTERNATIONAL